Exhibit 99.1

Volvo Group Invests in Technology That Increases Drivers' Attention on the Road

    STOCKHOLM, Sweden--(BUSINESS WIRE)--Dec. 18, 2007--Regulatory News:

    Studies show that lack of attention is the single largest cause of traffic accidents. As part of the Volvo Group's (Nasdaq:VOLV) (STO:VOLVA) (STO:VOLVB) comprehensive safety efforts, Volvo Technology Transfer is now investing in Seeing Machines, which is a technology developed by an Australian company that detects and warns vehicle drivers in the event of tiredness.

    Experiences from the Volvo Group's accident investigations and general traffic safety research show that accidents are a combination of the human factor, vehicle problems and/or the traffic environment, in which the human factor accounts for 90% of accidents. This was confirmed by new research conducted at the Virginia Tech Transport Institute that demonstrates even more distinctly that inattentiveness, due to tiredness or distraction, is the single largest and most significant cause of accidents.

    Seeing Machines is a company that arose from the research results from a number of research projects at the Australian National University (ANU) between 1997 and 2000. The company specializes in computerized technology that is able to track and follow head and eye movements and facial expressions. The technology is applicable for products within areas including vehicle safety, medical diagnosing, simulation, marketing and games. Within the vehicle safety area, Seeing Machines' offers include a small camera that automatically detects signs of driver tiredness and distraction. A specific calculation program processes the information from images and measures the position of the head and rotation, eye movements and eyelid behavior. The degree of tiredness in the driver is measured by registering how the eyes open and close and should the driver close his/her eyes, this is registered directly. Distraction and work load is measured using head and eye movements.

    "We hope that this technology will reduce the number of accidents on our roads and become an important feature in safety efforts at vehicle manufacturers," says Stig Fagerstahl at Volvo Technology Transfer and responsible for investing in Seeing Machines.

    Volvo Technology Transfer AB is part of the Volvo Group and focuses on developing and supporting new businesses that are relevant to the Volvo Group. Part of the work is to invest in companies and projects that are technologically and commercially attractive.

    Visit http://www.thenewsmarket.com/volvogroup to access broadcast-standard video from Volvo Group. You can preview and request video, and choose to receive as a MPEG2 file or by Beta SP tape. Registration and video is free to the media.

    AB Volvo (publ) may be required to disclose the information provided herein pursuant to the Securities Markets Act. The information was submitted for publication at 10.00 a.m. December 18.

    The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 100,000 people, has production facilities in 19 countries and sells their products in more than 180 markets. Annual sales of the Volvo Group amount to about 27 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on OMX Nordic Exchange Stockholm.

    This information was brought to you by Cision
http://newsroom.cision.com

    CONTACT: Volvo Group
             Marten Wikforss, +46 31 66 11 27 / +46 705 59 11 49